Exhibit 99.1

Medigus Regains Compliance With The Nasdaq Listing Requirements

OMER, Israel, April 4, 2017 – Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that on March 30, 2017, it received a letter from the NASDAQ Listing Qualifications Staff notifying the Company that since the closing bid price of the Company’s ADS’s has been at $1.00 per ADS or greater for a period of 10 consecutive business days commencing on March 15, 2017, and until March 29, 2017, the staff has determined that the Company has regained compliance with Nasdaq Stock Market Listing Rule 5550(a)(2).

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com

INVESTOR RELATIONS (Israel):
Iris Lubitch/ Noam Yellin

SmarTeam

972-3-6954333

Iris@Smartteam.co.il
Noam@Smartteam.co.il